SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated August 23, 2011 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

IRSA’s AUDIT COMMITTEE’S ACTION PLAN FOR FISCAL 2012

I.	EXTERNAL AUDIT

A.	Appointment:

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The Audit Committee shall hand down an opinion on the proposal concerning the appointment of the external auditor (i.e., whether for continuity or for change) to be submitted by the Board to the Annual Shareholders’ General Meeting assessing the auditors’ background details to determine if there are technical and ethical grounds to support their appointment.

•

Any additional and supplemental documentation shall be requested as necessary to render an opinion on the appointment and to corroborate compliance with the independence requirements imposed on external auditors by currently applicable rules and regulations.

•	Besides, the external auditors shall be required to produce a statement in writing of its independence commitment and of the independence policies it has in place.

•

A further corroboration shall be made as to whether the regular and the alternate certifying auditors have filed with the Argentine Securities Commission the affidavits mandated by the Executive Order 677/01 Section 12 for the disclosure of criminal, administrative or professional sanctions.

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The proposal for external audit services and the relevant fees shall have to be pre-approved, with a breakdown of both audit and non-audit services and a verification shall be made that the services proposed are permitted with a view to safeguarding the independence principle.

B.	Supervision of the External Auditor’s Work

•	Consideration shall be given to the external audit plan and, should the Audit Committee see it fit, it shall suggest changes.

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Periodical meetings shall be scheduled to consider accounting information, to analyze, in particular, any changes in the generally accepted accounting principles or in the manner of application, any matters requiring criteria of a more subjective nature or matters that are otherwise highly significant.

The Audit Committee shall monitor execution of the tasks proposed and shall review the recommendations or observations suggested by the External Audit.

•	The External Auditor shall be asked to maintain the Committee informed of any new developments concerning the issuance of financial statements (annual and quarterly).

•	Communication with the External Auditors shall be maintained to monitor the implementation of the International Financial Reporting Standards.

•

The Audit Committee shall also follow up on the testing work that will be conducted by the External Auditors with a view to the Sarbanes Oxley certification and it shall be kept abreast of any material and significant weaknesses identified.

•	In its Annual Performance Report, the Audit Committee shall inform the External Auditors’ fees as invoiced during the fiscal year.

•	The Audit Committee’s Annual Performance Report shall include an opinion on the External Audit performance.

II.	THE INTERNAL AUDIT

•	The Audit Committee shall consider the Internal Audit’s Action Plan and the scope proposed for its reviews and it shall be entitled to request changes or enhancements if its sees it fit.

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The Audit Committee shall hold meetings with the Internal Audit at the intervals determined by the Committee in order to follow up on the work described in its schedule of activities and consideration shall be given to the reports issued on the Internal Audit’s reports and any objections raised. The Audit Committee shall be particularly watchful for the issues that are most relevant in terms of financial impact or implied risk. The Audit Committee shall also corroborate the extent of the work done by the areas in which the internal audit has identified weaknesses to turn them around. The Audit Committee is further empowered to verify the extent of the commitment assumed by such areas to regularize the situations observed.

•	The Audit Committee shall evaluate the Internal Audit’s performance and it shall render an opinion on it at the time of the annual submission of the financial statements.

III.	FINANCIAL INFORMATION, HIGHLIGHTS AND THE COMPANY’S ADMINISTRATIVE/ACCOUNTING AND INTERNAL CONTROL SYSTEMS

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The Audit Committee shall continue to oversee the operation of, and continuous improvement in, the Company’s administrative/accounting and internal control system, its reliability and the financial information released to the markets and to the regulatory authorities. To that end, periodical meetings shall be held with the various areas of the Company, with the office of the general manager and the internal and external auditors. The Audit Committee shall also consider the procedure to disclose the Company’s highlights and, if it saw it fit, it shall make the applicable recommendations.

•

The Audit Committee shall follow up on the tasks performed to obtain the SOX certification and it shall check any remediation action proposed for any of the significant or material weaknesses as defined by the PCAOB’s Auditing Standard No. 5.

•	The Audit Committee shall encourage the design and issuance of policies, standards and internal procedures to optimize operations and the enforcement of the adequate controls.

•	The Audit Committee shall check the progress of the Plan for Implementing the International Financial Reporting Standards (IFRS).

•	Meetings with the CEO may be requested to discuss any matters arising from the Internal and/or External Audit report that are so significant as to warrant said meetings.

•	The Audit Committee must receive from the CEO and/or from the CFO information about any significant deficiency and/or substantive weakness in the design of the administrative and accounting controls.

IV.	RISK MANAGEMENT

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The Audit Committee shall continue to supervise the implementation of risk management policies. In particular, it will delve into the aspects concerning fraud prevention, information security, ethics lines maintenance and all the other provisions recommended by the best practices.

•	The Audit Committee will continue to hold meetings with those areas that entail a special risk to the company in the light of their activities.

V.	IRREGULARITIES REPORT AND CONFLICTS OF INTEREST

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The Audit Committee shall continue to review the process that includes reports on irregularities and conflicts of interest dealt with in the Code of Ethics. The Committee shall continue to receive, through the channel available to that end, the complaints filed by persons who identify themselves as well as anonymous complaints in connection with accounting, external audit and internal control issues.

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Based on the periodical reports submitted by the Ethics Committee, the Audit Committee shall continue to keep abreast of any complaints received through the channels in place to that end, as well as of the inquiries undertaken in each case and of their subsequent resolution. These actions allow the Audit Committee to verify that the Company’s Code of Ethics is being effectively enforced.

•	Full disclosure is to be released to the markets about the transactions that may entail a conflict of interest with members of the Company’s governance or with its controlling shareholders.

VI.	TRANSACTIONS WITH RELATED PARTIES OR WITH PARTIES WITH VESTED INTERESTS.

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Following a request by the Board or by one of its members, the Audit Committee is to render an opinion before a transaction with related parties for a relevant amount can be conducted. This opinion shall consider the criteria established by the Executive Order 677/01 (related to the CNV) for determining if the conditions of the transaction can be reasonably considered to be arm’s length. The Audit Committee may turn to independent appraisers’ advice to support its opinion on such transactions.

•	The Audit Committee must disclose in full to the markets any transaction that may entail a conflict of interest.

VII.	SPECIAL OPINIONS (ON THE ISSUANCE OF SHARES AND ON DIRECTORS’ FEES AND STOCK OPTIONS).

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The Audit Committee is to render an opinion on compliance with the statutory requirements and on the reasonableness of the conditions surrounding the issuance of shares or securities convertible into shares in the event of capital increases with limited or null preemptive rights.

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The Audit Committee is to render an opinion on the reasonableness of the Board’s proposed fees and proposed stock option plans for the benefit of directors and managers that the Board of Directors is to submit to consideration by the Shareholders’ Meeting.

VIII.	CODE OF CONDUCT

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The Committee will continue to oversee the enforcement of the Code of Conduct currently in force and the communication channels used to obtain information about its contents and also to consider any possible changes to, or updates in, this document.

IX.	AUDIT COMMITTEE OPERATION ISSUES.

A) Audit Committee Sessions

The Audit Committee shall maintain periodical sessions to discuss the matters for which it is responsible. If the urgency or nature of the matters up for discussion so warranted, the Audit Committee may call special meetings. In all cases, minutes shall be drawn to reflect the proceedings and/or decisions. These minutes shall then be transcribed unto the Audit Committee’s Book in use to that end.

B) The Committee’s Budget:

The Audit Committee’s budget shall be submitted to the Board for its consideration and then to the Shareholders’ Meeting for approval. This budget contemplates the possibility of appointing independent professional advisors whose services may be engaged in support of the Audit Committee’s actions.

C) Training:

If the members of the Audit Committee saw it fit and necessary, they will procure the training required by their duties to enhance their competencies.

D) The Audit Committee’s Annual Performance Report:

After the close of the fiscal year and at the time of considering the annual Financial Statements, the Committee must issue its Annual Performance Report of the actions for which it is accountable to the Board, to the Supervisory Committee and to the applicable regulatory authorities.

Cedric Bridger	Ricardo Liberman
Director	Director

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Second Vice Chairman of the Board of Directors

Dated: September 13, 2011